Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Management

SALVADOR GABARRÓ EMPHASIZES THE COOPERATION BETWEEN GAS NATURAL AND THE COUNCIL OF CASTILLA AND LA MANCHA IN THE DEVELOPMENT OF THE GASIFICATION PLAN FOR THE REGION

•	The Chairman of Gas Natural met today in Toledo with the President of the Council of Castilla-La Mancha to personally explain the public offer (OPA) for Endesa which the company has presented

The Chairman of Gas Natural, Salvador Gabarro, assured the President of the Council of Castilla-La Mancha, Jose Maria Barreda, of the future of the assets and planned investments in this community, stating that the OPA for Endesa should not impair the creation of wealth or the jobs that both companies currently provide in the region.

During the meeting, Salvador Gabarro emphasized the cooperation between the Gas Natural Group and the Council of Castilla-La Mancha to boost development of the gas infrastructure of this community, which will allow for 35 cities to be supplied with natural gas by the end of 2005, expanding to 42 by 2009.

The Chairman of Gas Natural also mentioned the project for construction of a combined cycle plant of 800 MW in the area of Almonacid de Zorita (Guadalajara), which is currently in progress, and will involve an investment of 400 million euros.

Salvador Gabarro pointed out that “the effect of the proposed transaction by Gas Natural responds to a clear business logic, since it will promote the creation of value for the shareholders of both companies, improve quality for all their customers and accelerate the achievement of their strategic goals.”

He also indicated that “this process is in line with similar movements underway in Europe, and will help create integrated gas and electricity management companies, with a strong investment commitment aimed at strengthening the levels of service quality and a secure supply for all consumers.”

In this regard, he reiterated that estimated investments by the group for the 2006-2009 period are expected to reach 17,000 million euros, of which more than 60% is expected to be earmarked for investments in power generation and distribution in Spain, with particular emphasis on assuring service quality in the regulated business.

Toledo, October 21, 2005